SECURITI SION

06002793

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimates average burden
Hours per response . . . 12.00

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2006
WASH. D.C.
213

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 52597

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2005 (MM/DD/YY) AND ENDING DECEMBER 31, 2005* (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

DELTEC ASSET MANAGEMENT, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

645 FIFTH AVENUE, 18th FLOOR
(No. And Street)

PROCESSED
APR 14 2006
THOMSON FINANCIAL

NEW YORK, (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN ZUPPELLO (212) 546-6285
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name)*

60 EAST 42ND STREET (Address) NEW YORK (City) NY (State) 10165 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY
4/13/06

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, STEPHEN ZUPPELLO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DELTEC ASSET MANAGEMENT, LLC, as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Stephen Zuppello
Signature

Senior Managing Director
Title

Notary Public

JAMES M. COLLEARY
Notary Public, State of New York
No. 52-4600543
Qualified in Suffolk County
~~Certificate Filed in~~ New York County
Commission Expires Nov. 30, 20 06

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
FEB 27 2006
WASH., D.C.
213
SECTION

DELTEC ASSET MANAGEMENT LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Deltec Asset Management LLC:

We have audited the accompanying consolidated statement of financial condition of Deltec Asset Management LLC (the "Company") as of December 31, 2005. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Deltec Asset Management LLC as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates LLP

New York, New York
January 17, 2006

DELTEC ASSET MANAGEMENT LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$ 447,990
Securities owned, at market value	7,745,111
Receivable from clearing broker	1,348,494
Accrued management fees and other receivable	1,574,279
Deposit with clearing broker	250,000
Investments in and advances to affiliated partnerships	3,666,958
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $161,936	134,520
Other assets	152,711
TOTAL ASSETS	$ 15,320,063

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:	
Accounts payable and accrued liabilities	$ 848,218
Excess of fair value of net assets acquired over cost	498,931
Total liabilities other than members' interests	1,347,149
Mandatorily redeemable members' interests	2,320,890
Total liabilities	3,668,039
MEMBERS' EQUITY	11,652,024
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 15,320,063

See notes to consolidated statement of financial condition.

1. ORGANIZATION

Deltec Asset Management LLC (the "Company"), a Delaware limited liability company, was formed on February 1, 2000 to acquire the assets and business of Deltec Asset Management Corporation ("DAMC"), a securities broker-dealer and investment advisor. The Manager of the Company is Blue Tee Partners, LLC ("Blue Tee"), a Delaware limited liability company.

On September 29, 2000, DAMC merged with and into the Company. The Company has accounted for the merger as a purchase transaction and has recorded the difference between the purchase consideration and the estimated fair value of the net assets acquired as excess of fair value of net assets acquired over cost, to be recognized as the underlying assets are disposed of and/or amortized. Prior to the merger, the Company's operations were limited to organizational activities.

All references to the Company in the accompanying consolidated financial statements include the Company and its wholly owned subsidiary, Deltec Partners, LLC.

2. BUSINESS

The Company provides securities brokerage and investment advisory services to its customers and also engages in securities trading and investing for its own account. The Company does not carry customer accounts and clears all customer and proprietary security transactions on a fully disclosed basis.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

The consolidated statement of financial condition includes the accounts of the Company and its wholly owned subsidiary, Deltec Partners LLC, after the elimination of intercompany transactions and balances.

Cash equivalents are defined as short-term, highly liquid investments with original maturities when purchased of three months or less.

Financial instruments are carried at fair value or at amounts which approximate fair value.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Securities owned are carried at market value and, where there is no market on a securities exchange or no publicly quoted market, at estimated fair value, as determined by management.

Investments in affiliated partnerships are carried at cost plus equity in earnings.

Furniture, equipment and leasehold improvements are depreciated on a straight-line basis using estimated useful lives of 5 to 10 years.

No provision has been made for federal or state income taxes in the accompanying consolidated financial statements as the members are individually responsible for the taxes on their share of the Company's income. The Company has provided for entity-level local income taxes.

In May 2003, The Financial Accounting Standards Board ("FASB") issued SFAS 150 which establishes how an issuer classifies and measures certain financial instruments with the characteristics of liabilities and equity. SFAS 150 became effective for mandatorily redeemable financial instruments of non public entities in the first fiscal period beginning after December 15, 2003. In accordance with SFAS 150, at December 31, 2005, the Company has classified as liabilities members' interests with a carrying value of $2,320,890.

4. AFFILIATED PARTNERSHIPS

The Company is the sole general partner of a number of investment partnerships. In addition, the Company is a member of Squam Ventures, LLC which, in turn, is the general partner of Deltec Special Situations Partners, L.P. The Company is also the sole investment advisor to these partnerships and provides these partnerships with securities brokerage services.

Investments in and advances to affiliated partnerships at December 31, 2005 include:

Deltec Emerging Market Equities, L.P.	$1,307,568
Deltec Recovery Fund, L.P.	722,566
Deltec Emerging Market Focused Fund, L.P.	456,260
Deltec Total Return Bond Fund, L.P.	332,045
Deltec Forum Fund, L.P.	299,525
Deltec Latin America Partners, L.P.	283,034
Squam Ventures, L.L.C.	262,723
Total	$3,663,721

5. RECEIVABLE FROM CLEARING BROKER

The receivable from clearing broker consists primarily of cash deposits which support and facilitate the Company's brokerage and proprietary trading activities.

6. SECURITY POSITIONS

Security positions, at market value, are as follow:

Fixed income obligations	$ 2,468,520
Equity securities	5,276,591
	$ 7,745,111

7. EMPLOYEE 401(k) PROFIT SHARING PLAN

The Company maintains a 401(k) profit sharing plan providing for Company and employee contributions. This plan provides for benefits to be paid upon retirement, death, disability or termination of service. Employees are eligible to make elective deferrals upon the commencement of employment provided they have reached the age of twenty-one. The employee's contribution is limited to the lesser of 10% of gross wages or the maximum employee deductible contribution for a defined contribution plan. The Company matches employee contributions up to a maximum of 2% of annual base compensation of up to $210,000, and also contributes 3% of annual base compensation up to $210,000 for all employees who have attained age twenty-one and have completed one year of service. In addition, at its sole discretion, the Company may make an annual profit sharing contribution to the plan. Employees are always 100% vested in both their elective contributions and the employer's 3% contribution. Employer matching and discretionary profit sharing contributions vest 100% over a five-year period.

8. COMMITMENTS AND CONTINGENCIES

The Company is obligated under a noncancelable lease expiring in 2008. Future minimum rental payments required under the lease agreement are approximately as follows:

2006	$ 943,000
2007	943,000
2008	708,000
	$ 2,594,000

The lease includes provisions for escalation.

8. COMMITMENTS AND CONTINGENCIES (cont'd)

At December 31, 2005, the Company was obligated under an irrevocable letter of credit issued by a bank in the amount of $118,000 relating to the lease obligation. The letter of credit is fully collateralized by U.S. Treasury obligations.

9. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934, which specifies minimum net capital requirements for its registrants. The Company elected the "Alternative Net Capital Requirement" permitted by the Rule, which states that the broker-dealer must maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items, as defined. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debit items. At December 31, 2005, the Company had net capital of $3,982,369 which exceeded the minimum net capital requirement by $3,732,369.

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's proprietary activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the counterparty is unable to fulfill its contracted obligations.

Further, the Company borrows securities to facilitate the settlement process. When the Company borrows securities it usually provides the counterparty with collateral in the form of cash or other securities. These transactions expose the Company to off-balance-sheet risk arising from the potential that the counterparty may fail to satisfy its obligations and the collateral will be insufficient. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to its counterparties. In addition, the Company may be exposed to similar off-balance-sheet risk arising from liabilities to other counterparties related to unsettled transactions.

The Company from time to time sells securities that it does not currently own and would therefore be obligated to purchase such securities at a future date. Losses may be incurred if the market value of such securities increases.

11. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph k(2)(A) in that the Company carries no customer accounts and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

****